Exhibit 25.1

KPMG LLP
Chartered Accountants

    CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Board of Directors
Braintech, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of BrainTech, Inc. of our report dated February 9, 2001, except as to note 13 which is as of March 1, 2001, with respect to the consolidated balance sheets of Braintech, Inc. as at December 31, 2000 and 1999, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2000 and for the period from inception on January 3, 1994 to December 31, 2000. Our report includes additional comments with respect to conditions that cause substantial doubt as to Braintech, Inc.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


"KPMG LLP"

Chartered Accountants

Vancouver, Canada
July 5, 2001